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                                FIRST FORTIS LIFE

                                INSURANCE COMPANY

                        Home Office -- 308 Maltbie Street
                                    Suite 200
                            Syracuse, New York 13204
                                 A Stock Company

We will pay the Annuitant the first of a series of annuity payments on the Annuity Commencement Date. Subsequent payments will be paid on the same day of each month according to the provisions of this Contract.

This Contract is issued in consideration of the attached application and the payment of the Purchase Payment shown on the Contract Data Page.

Signed for First Fortis Life Insurance Company at Syracuse, New York, on the Issue Date.

                         10 DAY RIGHT TO CANCEL CONTRACT

You may cancel this contract by delivering or mailing a written notice or sending a telegram to the company and returning the contract before midnight of the tenth day after the date you received it. Notice given by mail and return of the contract by mail are effective on being postmarked, properly addressed, and postage prepaid. The company must return the sum of (a) the difference between the premiums paid including any contract fees or other charges and the amounts allocated to any separate accounts including the fixed account under the contract and (b) the cash value of the contract, or if the contract does not have a cash value, the reserve for the contract, on the date the returned contract is mailed or actually delivered to the company or its agent. The company must return the payment within 10 days after it receives notice of cancellation and the returned contract.

            /s/  [ILLEGIBLE]                /s/ Robert B. Pollock
                 SECRETARY                      PRESIDENT

FLEXIBLE PREMIUM DEFERRED COMBINATION VARIABLE AND FIXED ANNUITY - NON-PARTICIPATING. NO DIVIDENDS.

ALL PAYMENTS AND VALUES PROVIDED BY THE CONTRACT, WHEN BASED ON THE INVESTMENT EXPERIENCE OF THE VARIABLE ACCOUNT ARE VARIABLE, MAY INCREASE OR DECREASE AND ARE NOT GUARANTEED AS TO AMOUNT. THE VARIABLE PROVISIONS OF THIS CONTRACT ARE FOUND ON PAGES 11 AND 12. IF A VARIABLE ANNUITY PAYOUT OPTION IS SELECTED, THE ANNUAL NET INVESTMENT RETURN MUST BE AT LEAST 4% IN ORDER TO AVOID A DECREASE IN THE AMOUNT OF THE VARIABLE ANNUITY PAYMENT. THE MAXIMUM ASSET CHARGE APPLICABLE TO THE SEPARATE ACCOUNT ASSETS UNDER THIS CONTRACT IS 1.35% ANNUALLY.

PAYMENTS AND VALUES BASED ON THE FIXED ACCOUNT ARE SUBJECT TO A MARKET VALUE ADJUSTMENT FORMULA, WHICH MAY RESULT IN UPWARD AND DOWNWARD ADJUSTMENTS IN AMOUNTS PAYABLE, INCLUDING SURRENDERS, TRANSFERS, AND AMOUNTS APPLIED TO PURCHASE AN ANNUITY. DEATH BENEFIT AMOUNTS BASED ON THE FIXED ACCOUNT ARE NOT SUBJECT TO A MARKET VALUE ADJUSTMENT. THE MARKET VALUE ADJUSTMENT PROVISION IS FOUND ON PAGE 7. PAYMENTS MADE FROM FIXED ACCOUNT VALUES WHICH ARE WITHIN 15 DAYS BEFORE OR AFTER THE END OF A GUARANTEE PERIOD ARE NOT SUBJECT TO THE MARKET VALUE ADJUSTMENT.

56291 (Rev. 12-94)                                   MVA(NY)
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READ YOUR CONTRACT CAREFULLY

This contract is a legal contract between the contract owner and First Fortis Life Insurance Company.

                               TABLE OF CONTENTS

                                       Page #
Annuitant                                2
Beneficiary                              4
Death Benefit                      10 & 11
Definitions                          2 & 3
Fixed Account                        6 & 7
Fixed Annuity Payments                  12
General Provisions                   4 & 5
Guarantees                               6
Market Value Adjustment                  7
Purchase Payments                        5
Surrenders                          9 & 10
Termination                              5
Transfers                                9
Variable Account                         8
Variable Annuity Payments          12 & 13

Any contract amendments or endorsements follow the Contract Data Page. Additional benefits added by rider follow the Optional Annuity Forms Tables. The application is the last page of the contract.
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                               CONTRACT DATA PAGE

ANNUITANT:

BENEFICIARY AT ISSUE:

CONTRACT NUMBER:

CONTRACT ISSUE DATE:

OWNER:

ANNUITY COMMENCEMENT DATE:

INITIAL PURCHASE PAYMENT:

MAXIMUM ASSET CHARGE FACTOR:  1.35% Annually (or .0036986% Daily)
   (For the Variable Account Only)

                       CURRENT  MAXIMUM

TRANSFER CHARGE:       $ 0.00   $25.00

SURRENDER CHARGE: The surrender charge is 7% of each purchase payment for the first year and decreases 1% each year for 7 years. Details can be found on page 9.

Amounts withdrawn at any time from the fixed account (including transfers) are subject to a market value adjustment. See details on page 7.

Initial Allocation of Net Purchase Payments

                                                     INITIAL NET PURCHASE
INVESTMENT CHOICE                       PERCENTAGE   PAYMENT DOLLAR AMOUNT


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DEFINITIONS

WE, US, OUR, THE COMPANY

         First Fortis Life Insurance Company.

YOU, YOUR

         The owner of this Contract or after the annuity commencement date, the annuitant.

ACCUMULATION UNIT

         A unit of measurement used to calculate the value of your interest in the Variable Account before the annuity commencement date.

ANNUITANT

         The person or persons named in the Application and on whose life the first annuity payment is to be made. If more than one person is so named, all provisions of the Contract which are based on the death of the "Annuitant" will be based on the date of death of the last survivor of the persons so named. By example, the death benefit will become due only upon the death, prior to the annuity commencement date, of the last survivor of the persons so named. Collectively, these persons are referred to in the Contract as "Annuitant" or "Annuitants". The Contract owner is not permitted to name more than one annuitant under a Contract used in connection with a retirement plan that receives favorable tax treatment under the Internal Revenue Code.

ANNUITY UNIT

         A unit of measurement to calculate variable annuity payments.

ISSUE DATE

         The date on which this Contract becomes effective as shown on the Contract Data Page.

CONTRACT VALUE

         The total of the fixed account value and the variable account value.

CONTRACT YEAR

         A period of 12 consecutive months beginning on the Issue Date or any anniversary thereafter.

DATE OF DEPOSIT

         The date We receive any Purchase Payment at our Home Office.

DESIGNATED BENEFICIARY

         The person designated as the Beneficiary by the Contract owner.

BENEFICIARY

         The person entitled to receive benefits as per the terms of the contract in case of the death of the Annuitant or the Contract owner or the joint owner, as applicable.

FIXED ANNUITY OPTION

         An annuity option with payments which do not vary as to dollar amount.

GUARANTEE PERIOD

         The period for which a Guaranteed Interest Rate is credited.

GUARANTEED INTEREST RATE

         The rate of interest We credit on an effective annual basis during any Guarantee Period.

HOME OFFICE

         Our office at 308 Maltbie Street, Suite 200, Syracuse, New York, 13204; 1-800-745-8248: Mailing Address: P.O. Box 3249, Syracuse, New York, 13220-3249.

MARKET VALUE ADJUSTMENT

         Positive or negative adjustment in the fixed account value that We make if such value is paid out more than 15 days before or after the end of a Guarantee Period in which it was being held.

NET ASSET VALUE PER SHARE

         The net assets of the Series Fund portfolio divided by the number of shares in the Series Fund Portfolio.

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NET PURCHASE PAYMENT

         The gross amount of the Purchase Payment less any applicable premium taxes.

PURCHASE PAYMENT

         An amount paid to the Company under this Contract as consideration for the benefits described herein.

SERIES FUND

         The Fortis Series Fund, Inc., a "series fund" type management investment company under the Investment Company Act of 1940.

SEVEN YEAR ANNIVERSARY

         The seventh anniversary of an Issue Date and each subsequent seventh anniversary of that date.

SUBACCOUNT

         The Subaccounts of the Variable Account to which Contract Value may be allocated. Each Subaccount invests all of its assets in a portfolio of the Series Fund having the same investment policies and objectives as that Subaccount.

VALUATION DATE

         All business days except, with respect to any Subaccount, days on which the related portfolio does not value its shares.

VALUATION PERIOD

         The period that starts at the close of the New York Stock Exchange on a Valuation Date and ends at the close of the Exchange on the next succeeding Valuation Date.

VARIABLE ACCOUNT

         A segregated investment account entitled "Variable Account D", established by us pursuant to applicable law. That portion of the assets of the Variable Account equal to the reserves and other Contract liabilities with respect to the Variable Account shall not be chargeable with liabilities arising out of any other business We may conduct. Income, gains and losses, whether or not realized, from assets allocated to the Variable Account are credited to or charged against such account without regard to our other income, gains or losses.

VARIABLE ANNUITY OPTION

         An annuity option under which We promise to pay the annuitant or other properly designated payee one or more payments which vary in amount in accordance with the net investment experience of the applicable Subaccounts selected to measure the value of the Contract.

WRITTEN, IN WRITING

         A written request or notice in acceptable form and content, which is signed, dated, and received at our Home Office.

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                               GENERAL PROVISIONS

THE CONTRACT
This Contract is issued in consideration of the Application and payment of the initial Purchase Payment. All statements made in the Application will be deemed representations and not warranties, and no statement will void the Contract or be used in defense to a claim unless it is contained in the Application and a copy is attached to the Contract at issue. Only an Officer of the Company can agree to change or waive any provisions of this Contract.

INCONTESTABILITY
The Contract is incontestable.

MISSTATEMENT OF AGE
If any date of birth has been misstated in the Application, or elsewhere, the amounts payable under this Contract will be the amounts which would have been provided using the correct age. Any deficiency in the payments already made by Us will be paid immediately any excess in the payments already made by Us will be charged against the benefits falling due after the adjustment. The amount of any adjustment will be credited or charged interest at the effective annual rate of 4% per year.

GUARANTEES
Subject to the Net Investment Factor provision, We guarantee that the dollar amount of the Variable Annuity payments made during the lifetime of the payee(s) will not be adversely affected by Our actual mortality experience or by the actual expenses incurred by Us in excess of the expense deductions provided for in the Contract.

SETTLEMENT
All benefits under this Contract are payable from Our Home Office.

NON-PARTICIPATING
This Contract is non-participating and does not share in Our surplus earnings.

BENEFICIARY
Subject to the rights of an irrevocably Designated Beneficiary, You may change or revoke the designation of a Beneficiary at any time while a Contract owner and the Annuitant are living. You must send Us a Written beneficiary designation or revocation. The change or revocation will not be binding upon Us until it is received by Us at Our Home Office. When it is so received, the change or revocation will be effective as of the date on which the beneficiary designation or revocation was signed, but the change or revocation will be without prejudice to Us on account of any payment made or any action taken by Us prior to receiving the change or revocation.

Except as otherwise provided below, the beneficiary will be the beneficiary designated by the contract owner. If there is no such designated beneficiary in effect or if such designated beneficiary is not longer living, the contract owner, or his estate, will be the beneficiary. However, in the event of the death of a contract owner prior to the annuity commencement date and if there are surviving owners, the surviving owners will be the beneficiaries in equal shares, notwithstanding that the beneficiaries designated by the contract owners may be different.

CHANGE OF INVESTMENT ADVISOR OR INVESTMENT POLICY
Unless otherwise required by law or regulation, the investment advisor or any investment policy may not be changed without Our consent. Any investment policy will not be changed unless a statement of change is filed with and approved by the Superintendent of Insurance of the State of New York. If required, approval of or change of any investment objective will be filed with the Insurance Department of the state where this policy is delivered. You will be notified of any material investment policy change which has been approved. Notification of any investment policy change will be given in advance if You have the right to comment on or vote on such change.

Any substitution of the underlying investments of any Subaccount will comply with all applicable requirements of the Investment Company Act of 1940 and rules thereunder.

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RIGHTS RESERVED BY US
Upon notice to You, the Contract may be modified by Us, but only if such modification is necessary to:

(1) Operate the Variable Account in any form permitted under the Investment Company Act of 1940 or in any other form permitted by law.

(2) Transfer any assets in any Subaccount to another Subaccount, or to one or more separate accounts, or to the fixed account.

(3)  Add, combine or remove Subaccounts in the Variable Account.

(4) Substitute for the shares held in a Subaccount, the shares of another portfolio of the Series Fund or the shares of another investment company or any other investment permitted by law.

(5) Make any changes as required by the Internal Revenue Code or by any other applicable law in order to continue treatment of the Contract as an annuity.

Any changes described above are subject to the prior approval of Superintendent of Insurance of the State of New York. Also, when required, we will obtain your approval of any changes.

TERMINATION
This contract remains in force until surrendered for its full value, or all annuity payments have been made, or the death benefit has been paid.

If the Contract Value is less than $1,000, We may cancel this Contract on any Valuation Date. We will notify You at least 90 days in advance of Our intention to cancel this Contract. Upon such cancellation we will pay You Your Contract Value.

                                PURCHASE PAYMENTS

PAYMENTS
The initial Purchase Payment is shown on the Contract Data Page. The initial Purchase Payment must be at least $5,000 ($2,000 for Qualified Contracts). Additional Purchase Payments must be at least $1,000. The total of all Purchase Payments for all annuity policies issued by us having the same owner or annuitant may not exceed $1 million (not more than $500,000 allocated to the fixed account) without our prior approval. We reserve the right to modify this limitation at any time.

ALLOCATION OF PURCHASE PAYMENTS
The initial allocation for all Net Purchase Payments is shown on the Contract Data Page and will remain in effect until changed by Written notice. The percentage allocation for future Net Purchase Payments may be changed at any time by Written notice. Changes in the allocation will be effective on the date We receive Your notice. The allocation may be 100% to any available Subaccount or Guarantee Period, or may be divided among the accounts in whole percentage points totaling 100%.

PREMIUM TAXES
Premium Taxes, if any, levied by any unit of government will be deducted as required by state law.

                              OWNERSHIP PROVISIONS

EXERCISE OF CONTRACT RIGHTS

The Contract belongs to the Owner. As Owner, You will be entitled to exercise all rights and privileges in connection with this Contract. In any case, such rights and privileges can be exercised without the consent of the Beneficiary (other than an irrevocably designated beneficiary) or any other person. Such rights and privileges may be exercised only during the lifetime of the Annuitant and prior to the Annuity Commencement Date, except as otherwise provided in this Contract.

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Unless You specify otherwise, the Annuitant becomes the Payee on the Annuity
Commencement Date. The Beneficiary becomes the Payee on the death of You or the Annuitant. Such Payees may thereafter exercise such rights and privileges, if any, of ownership which continue.

CHANGE OF OWNERSHIP
During the lifetime of the Annuitant and prior to the Annuity Commencement Date, You may change the ownership interest in Your Contract. A change of ownership will not be binding upon Us until We receive Written notification at our Home Office. When such notification is so received, the change will be effective as of the date You signed the request for change, but the change will be without prejudice to Us on account of any payment made or any action taken by Us prior to receiving the change.

PERIODIC REPORTS
Prior to the Annuity Commencement Date, We will send You, at least once each Contract Year, a statement showing the Contract Value, any applicable Surrender Charge, any applicable Market Value Adjustment and the Surrender Value. These values will be as of a date not more than two months previous to the date of mailing. We will also send such statements as may be required by applicable laws, rules, and regulations.

                                 FIXED ACCOUNT

FIXED ACCOUNT
The Fixed Account is a non-unitized separate account (designated as Separate Account B) that We use to account for amounts allocated to Guarantee Periods under the Contract. All amounts allocated to a Guarantee Period, whether Net Purchase Payments or transfers, become part of the Fixed Account.

FIXED ACCOUNT VALUE
When we receive a purchase payment, all or that portion, if any, of the Net Purchase Payment which is allocated to the Fixed Account will be allocated to the Guarantee Period(s) You select. Your Fixed Account Value, if any, for any Valuation Period is equal to the sum of the values in each of the Guarantee Periods.

The value in any one Guarantee Period on a Valuation Date is the accumulated value of the Net Purchase Payment (or transfer) at the Guaranteed Interest Rate minus the accumulated value of surrenders and transfers out of that Guarantee Period at the Guaranteed Interest Rate.

GUARANTEE PERIODS
You may select one or more Guarantee Period(s) from those We make available. The period(s) selected will determine the Guaranteed Interest Rate(s). The Net Purchase Payment or the portion thereof (or amount transferred in accordance with the Transfer Privilege Provision described below) allocated to a particular Guarantee Period will earn interest at the Guaranteed Interest Rate during the Guarantee Period. Guarantee Periods begin on the Date of Deposit or, in the case of a transfer, on the effective date of the transfer. The Guarantee Period is the number of years We credit the Guaranteed Interest Rate. The expiration date of any Guarantee Period is the last day of the Guarantee Period. Subsequent Guarantee Periods begin on the first day following the expiration date. As a result of Guarantee Period renewals, additional purchase payments and transfers of portions of the Contract Value, Guarantee Periods of the same duration may have different expiration dates and Guaranteed Interest Rates.

We will notify You In Writing at least 45 and no more than 60 days prior to the expiration date for any Guarantee Period. A new Guarantee Period of the same duration as the previous Guarantee Period will begin automatically at the end of the previous Guarantee Period unless We receive Written notice to the contrary at least 3 business days prior to the end of such Guarantee Period. You may elect a different Guarantee Period or Subaccount from those We offer at such time.

GUARANTEED INTEREST RATES
We will periodically establish an applicable Guaranteed Interest Rate for each Guarantee Period We offer. These rates will be guaranteed for the duration of the respective Guarantee Periods.

No Guaranteed Interest Rate shall be less than an effective annual rate of 4% per year.

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MARKET VALUE ADJUSTMENT
Any withdrawal (which for purposes of this section includes transfers, surrenders, or amounts applied to purchase an annuity) from the Fixed Account, other than a withdrawal effective within 15 days before or after the Expiration Date of a Guarantee Period, will be subject to a Market Value Adjustment ("MVA").

The Market Value Adjustment may increase or decrease the amount of Fixed Account Value being withdrawn or transferred. The comparison of two Guaranteed Interest Rates determines whether the Market Value Adjustment produces an increase or a decrease. The first rate to compare is the Guaranteed Interest Rate for the amount being transferred or withdrawn. The second rate is the Guaranteed Interest Rate then being offered for new Guarantee Periods of the same duration as that remaining in the Guarantee Period from which the funds are being withdrawn or transferred. If the first rate exceeds the second by more than 1/4%, the Market Value Adjustment produces an increase. If the first rate does not exceed the second by at least 1/4 %, the Market Value Adjustment produces a decrease.

The MVA will be determined by multiplying the amount being withdrawn from the Guarantee Period (after deduction of any applicable surrender charge) by the following factor:

          |      1 + I    |  N/12
          | ------------- |
          | I + J + .0025 |         -1

Where:

- I is the Guaranteed Interest Rate being credited to the amount being withdrawn from the existing Guarantee Period,

- J is the Guaranteed Interest Rate then being offered for new Guarantee Periods with durations equal to the number of years remaining in the existing Guarantee Period (rounded up to the next higher number of years), and

- N is the number of months remaining in the current Guarantee Period (rounded up the next higher number of months).

A detailed description of this Market Value Adjustment formula has been filed with the Superintendent of Insurance of the State of New York.

In the event that we discontinue offering a Guaranteed Interest Rate for a Guarantee Period, I and J will not be determined as described above. Instead we will use the bond equivalent yield on the applicable U.S. Treasury Bill or Note ("the yield") as determined on either the 1st or the 15th of the applicable month.

I will be equal to "the yield" at the beginning of the Guarantee Period and assuming a maturity equal to the length of the Guarantee Period at that time.

J will be equal to "the yield" at the time of the Market Value Adjustment is being calculated and assuming a maturity equal to the length of the Guarantee Period remaining at that time.

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                                 VARIABLE ACCOUNT

SUBACCOUNTS
The Variable Account has several Subaccounts, each investing in one of the corresponding portfolios of the Series Fund. Net Purchase Payments are initially allocated to the Subaccounts and the Fixed Account as shown on the Contract Data Page.

We will use the Net Purchase Payments and any transferred amounts to purchase portfolio shares applicable to the Subaccounts at their net asset value. We will be the owner of all portfolio shares purchased with the Net Purchase Payment or transferred amount.

SUBACCOUNT ACCUMULATION UNITS
Net Purchase Payments received under this Contract and transferred amounts allocated to the Variable Account will be credited in the form of Subaccount Accumulation Units. The number of Subaccount Accumulation Units is found by dividing the amount of the Net Purchase Payment or transferred amount allocated to the Subaccount by the Subaccount Accumulation Unit value at the end of the Valuation Period in which the Purchase Payment or transfer request was received at the Home Office. The value of each Subaccount Accumulation Unit with respect to the Contracts was arbitrarily set as of the date of the Subaccount first purchased the portfolio shares with respect to the Contracts. Subsequent values on any Valuation Date are equal to the previous Subaccount Accumulation Unit value times the Net Investment Factor for the Valuation Period ending on that Valuation Date.

NET INVESTMENT FACTOR
The Net Investment Factor is an index applied to measure the investment performance of a Subaccount from one Valuation Period to the next. The Net Investment Factor may be greater or less than or equal to one; therefore, the value of an Accumulation Unit may increase, decrease or remain the same.

The Net Investment Factor for a Subaccount is determined by dividing (1) by (2), and then subtracting (3) from the result where:

(1)   is the net result of:

     (a) the Net Asset Value Per Share of the portfolio shares held in the Subaccount, determined at the end of the current Valuation Period,

     (b) plus the per share amount of any dividend or capital gain distributions made on the portfolio shares held in the Subaccount during the current Valuation Period,

     (c) minus a per share charge for the increase plus a per share credit for the decrease, in any income taxes reserved for which we determine to have resulted from the investment operations of the subaccount or any other taxes which are applicable to the Contract.

(2) is the Net Asset Value Per Share of the portfolio shares held in the Subaccount, determined at the beginning of the current Valuation Period, and

(3) is a factor representing the mortality risk, expense risk, and administrative expense charge. We will determine the daily asset charge factor annually, but in no event may it exceed the Maximum Asset Charge Factor as specified on the Contract Data Page.

VARIABLE ACCOUNT VALUE
Your Variable Account value for any Valuation Period is the total of Your values in each Subaccount. Your value for each Subaccount is equal to:

(1)  Your number of Subaccount Accumulation Units.

(2)  times the Subaccount Accumulation Unit value for the Valuation Period.

Your Variable Account value will vary from Valuation Date to Valuation Date reflecting Your total value in the Subaccounts.

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                                    TRANSFERS

TRANSFERS
We will make transfers at the end of the Valuation Period in which We receive Your request for the transfer subject to the following restrictions. In addition, the portfolios of the Series Fund may impose charges. The current and maximum transfer charges are shown on the Contract Data Page.

Before the annuity commencement date, You may transfer part or all of Your Contract Value subject to the following:

(1) All transfers from the Fixed Account will be subject to a Market Value Adjustment.

(2) Each transfer must be at least $1,000 or the total value of any account, if less.

After the annuity commencement date, You may make up to 4 transfers per year among the Subaccounts. You may not make transfers from the Fixed Account.

                                   SURRENDERS

GENERAL SURRENDER PROVISIONS
The amount surrendered will normally be paid to You within 7 days of:

(1) Our receipt of Your Written request; and

(2) Our receipt of this Contract, if required.

We reserve the right to defer payment of surrenders from the fixed account for up to 6 months from the date We receive Your request.

FULL SURRENDER
At any time prior to the annuity commencement date and during the lifetime of the Annuitant, You may surrender this Contract by sending Us a Written request. The amount payable on surrender is:

(1) the Contract Value at the end of the Valuation Period in which We receive Your request.

(2)  minus any applicable surrender charge.

(3)  plus or minus any applicable Market Value Adjustment.

The amount payable upon surrender will not be less than the amount required by the state law where the policy is delivered.

Upon payment of the above surrender amount, this Contract is terminated and We have no further obligation under this Contract.

All collateral assignees must consent to any surrender. We may require that this Contract be returned to Our Home Office prior to making payment.

PARTIAL SURRENDER
At any time prior to the annuity commencement date and during the lifetime of the Annuitant, You may surrender a portion of the fixed account value and/or the Variable Account value. You must send Us a Written request specifying the account from which the surrender is to be made. Surrenders will be made effective at the end of the Valuation Period in which We receive Your Written request.

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You must surrender an amount equal to at least $1,000. If the Contract Value remaining would be less than $1,000, We may treat Your request as a full surrender.

We will surrender Subaccount Accumulation Units from the Variable Account, and/or dollar amounts from the fixed account, so that the total amount surrendered equals the sum of the following:

(1)      the amount payable to you,

(2)      plus any surrender charges,

(3)      plus or minus any applicable Market Value Adjustment.

SURRENDER CHARGE

A surrender charge is imposed on the withdrawal of any Purchase Payment that is less than seven years old. The amount of the surrender charge is determined separately for each Purchase Payment and is expressed as a percentage of the Purchase Payment as follows:

   NUMBER OF YEARS SINCE                          SURRENDER CHARGE AS A
PURCHASE PAYMENT WAS CREDITED                 PERCENTAGE OF PURCHASE PAYMENT

       Less than 1                                     7%
At least 1 but less than 2                             6%
At least 2 but less than 3                             5%
At least 3 but less than 4                             4%
At least 4 but less than 5                             3%
At least 5 but less than 6                             2%
At least 6 but less than 7                             1%
        7 or more                                      0%

These percentages apply to any full or partial surrender of Purchase Payments that are not eligible for a free surrender.

SURRENDER WITHOUT CHARGE
You may withdraw the following amounts without a surrender charge:

(1) Any earnings on the Contract Value not previously surrendered, as of the Valuation Date on which We receive Your request.

(2) Purchase Payments that are more than 7 years old and not previously surrendered.

(3) Each Contract Year, 10% of Purchase Payments that are less than 7 years old.

SURRENDER CHARGES AT DEATH OR ANNUITIZATION

No surrender charge is imposed upon amounts applied to purchase an annuity. Also, no surrender charge is imposed on amounts payable as a death benefit.

                                            DEATH BENEFIT

DEATH BENEFIT BEFORE THE ANNUITY COMMENCEMENT DATE
If you or the Annuitant die prior to the annuity commencement date, We will pay the death benefit to the Beneficiary. In the event that there are multiple owners, the death benefit will be payable upon the first death of an owner. Where a contract owner dies before the annuity commencement date and there one or more surviving owners, the beneficiary of the death benefit will be the surviving owner or owners in equal shares, rather than the beneficiary designated by the contract owners.

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The amount of the death benefit is the greatest of:

(1) The sum of Net Purchase Payments made less any prior surrenders and previously imposed surrender charges and prior negative Market Value Adjustments;

(2) Contract Value as of the date We receive proof of the Annuitant's or Your death and a Written request from the Beneficiary for either a single sum payment or payment under an annuity form; or

(3) Contract Value as of the most recent Seven Year Anniversary prior to the earlier of (a) the date of death of You or the Annuitant, or (b) the date either first reaches his or her 75th birthday. This amount is reduced by any subsequent surrenders and surrender charges and any negative Market Value Adjustments in connection therewith.

If a contract owner dies before the annuity commencement date, the death benefit must be distributed to the beneficiary, either (1) within five years after the date of death of the contract owner, or (2) over some period not greater than the life or life expectancy of the beneficiary, with payments beginning within one year after the date of death of the contract owner. These mandatory distribution requirements will not apply when the beneficiary designated by the contract owner is the spouse of the deceased contract owner, if the spouse elects to continue the contract in the spouse's own name as contract owner.

If the Owner of this contract is a corporation or other non-individual, then for purposes of the mandatory distribution requirements described in this section the Annuitant will be deemed to be the Owner.

The death benefit will not be less than the amount payable on a full surrender at the date used to value the death benefit. The death benefit will be paid when We receive:

(1)  Proof of the Annuitant's or Your death; and

(2) A Written Request from the Beneficiary for either a single sum or payment under an annuity form.

We will pay a single sum to the Beneficiary unless an annuity option is chosen.

DEATH BENEFIT ON OR AFTER THE ANNUITY COMMENCEMENT DATE

If the annuitant dies on or after the annuity commencement date, the beneficiary will receive the death benefit, if any, as provided by the annuity form in effect. In any event, to the extent required by the Internal Revenue Code, the remaining interest payable to the beneficiary will be distributed at least as rapidly as the method of distribution used at the date of death.

PROOF OF DEATH
We accept any of the following as proof of the Annuitant's or Your death:

(1)  A copy of a certified death certificate.

(2) A copy of a certified decree of a court of competent jurisdiction as to the finding of death.

(3) A Written statement by a medical doctor who attended the deceased at the time of death.

(4)  Any other proof satisfactory to Us.

PAYMENT OF BENEFITS

GENERAL
On the annuity commencement date, the Contract Value, adjusted by the Market Value Adjustment, will be applied, as specified by the Contract owner, to provide payments to the Annuitant under one or more of the annuity options provided in the Contract or under such other settlement options as may be agreed to by the Company. If more than one person is named as Annuitant, due to the designation of multiple Annuitants, the Contract owner may elect to name one of such persons to be the sole Annuitant as of the annuity commencement date.

APPLICATION OF CONTRACT VALUE
Unless directed otherwise, We will apply the fixed account value adjusted by the Market Value Adjustment, to provide a Fixed Annuity, and the Variable Account value to provide a Variable Annuity. You must tell Us In Writing at least 30 days prior to the annuity commencement date if You want Us to apply Fixed and Variable Account values in different proportions.

ANNUITY COMMENCEMENT DATE
The annuity commencement date is selected by You and stated in the Application. The date must be before the Annuitant's 75th birthday unless We agree to it. You may change the annuity commencement date at any time if We receive Written notice at least 30 days before both the current annuity commencement date and the new annuity commencement date. The Annuity Commencement Date cannot be later than the Annuitant's 85th birthday.

If the annuity commencement date does not occur on a Valuation Date that is at least 2 years after the Issue Date, We reserve the right to change the annuity commencement date to the first Valuation Date that is at least 2 years after the Issue Date.

FREQUENCY AND AMOUNT OF PAYMENTS
Annuity payments will be made monthly unless We agree to a different payment schedule. We reserve the right to change the frequency of either a Fixed Annuity payment or a Variable Annuity payment so that each payment will be at least $50.

FIXED ANNUITY PAYMENTS
Fixed Annuity payments start on the end of the Valuation Period that contains the annuity commencement date. The amount of the first monthly payment for the annuity form selected will be at least as favorable as that produced by the annuity tables of this Contract for each $1,000 of Contract Value adjusted by the Market Value Adjustment, applied as of the end of such Valuation Period.

We may, as of the annuity commencement date, offer for sale single premium immediate annuity contracts. If so, the annuity benefits available under this contract will be at least as favorable as the benefit available by using the Contract Value, adjusted by the Market Value Adjustment, to purchase one of our single premium immediate annuities.

The dollar amount of any payments after the first payment are specified during the entire period of annuity payments, according to the provisions of the annuity form selected.

                              VARIABLE ANNUITY PAYMENTS

ANNUITY UNITS We convert the Subaccount Accumulation Units into Subaccount Annuity Units at the values determined at the end of the Valuation Period which contains the annuity commencement date. The number of Subaccount Accumulation Units remains constant as long as an annuity remains in force and allocation among the Subaccounts has not changed.

Each Subaccount Annuity Unit Value was arbitrarily set when the Subaccount first converted Subaccount Accumulation Units into Annuity Units. Subsequent values on any Valuation Date are equal to the previous Subaccount Annuity Unit Value times the Net Investment Factor for that Subaccount for the Valuation Period ending on that Valuation Date, with an offset for the 4% assumed interest rate used in the annuity tables of this Contract.

Variable Annuity payments start on the end of the Valuation Period that contains the annuity commencement date. The amount of the first monthly payment for the annuity form selected, is shown on the annuity tables of this Contract for each $1,000 of Contract Value applied as of the end of such Valuation Period.

Payments after the first payment will vary in amount and are determined on the first Valuation Date of each subsequent monthly period. If the monthly payment under the annuity form selected is based on the variable annuity unit value of a single Subaccount, the monthly payment is found by multiplying the Subaccount unit value on the payment date by the number of Subaccount Annuity Units.

If the monthly payment under the annuity form selected is based upon variable annuity unit values of more than one Subaccount, the above procedure is repeated for each applicable Subaccount. The sum of these payments is the variable annuity payment.

We guarantee that the amount of each payment after the first payment will not be affected by variations in expense or mortality experience.

                      OPTIONAL ANNUITY FORMS

You may select an annuity form or change a previous selection. The selection or change must be In Writing and received by Us at least 30 days before the annuity commencement date. If no annuity form selection is in effect on the annuity commencement date, We automatically apply Option B, with payments guaranteed for 10 years.

The following options are available for the Fixed Annuity payments and the Variable Annuity payments:

     OPTION A. - LIFE ANNUITY

     Payments are made as of the first valuation date of each monthly period during the Annuitant's life, starting with the annuity commencement date. No payments will be made after the Annuitant dies.

     OPTION B. - LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 10 YEARS OR 20
     YEARS

     Payments are made as of the first Valuation Date of each monthly period starting on the annuity commencement date. Payments will continue as long as the Annuitant lives. If the Annuitant dies before all of the guaranteed payments have been made, We will continue installments of the guaranteed payments to the beneficiary.

     OPTION C. - JOINT AND FULL SURVIVOR ANNUITY

     Payments are made as of the first Valuation Date of each monthly period starting with the annuity commencement date. Payments will continue as long as either the Annuitant or the Joint Annuitant are alive. Payments will stop when both the Annuitant and the Joint Annuitant have died.

We also have other annuity forms available and information about them can be obtained by Writing to Us.

The annuity tables show the amount of the first annuity payment, for each $1,000 of Contract Value applied under Options A, B, and C.

                               OPTION TABLES

Installments shown are for an initial monthly payment for each $1,000 of contract value applied under an option. Age, as used in these tables, is age as of nearest birthday on the annuity commencement date. Rates for monthly payments for ages and periods certain not shown, if allowed by us, will be computed on an actuarially equivalent basis.

ACTUARIAL BASIS

Installments shown in these tables are based on the 1983 Table a (20/80 Male/Female) and compound interest at the effective rate of 4% per year.

                                OPTIONS A AND B
                                ---------------
                                 10 YEAR PERIOD             20 YEAR PERIOD
 AGE          LIFE ONLY         CERTAIN AND LIFE           CERTAIN AND LIFE
-----         ---------         ----------------           ----------------
 50             4.56                 4.54                        4.45
 51             4.63                 4.60                        4.50
 52             4.69                 4.66                        4.55
 53             4.76                 4.73                        4.60
 54             4.84                 4.80                        4.66
 55             4.92                 4.87                        4.72
 56             5.00                 4.95                        4.78
 57             5.09                 5.03                        4.84
 58             5.18                 5.12                        4.90
 59             5.29                 5.21                        4.96
 60             5.39                 5.30                        5.03
 61             5.51                 5.41                        5.09
 62             5.63                 5.51                        5.16
 63             5.76                 5.63                        5.23
 64             5.90                 5.75                        5.29
 65             6.05                 5.87                        5.36
 66             6.21                 6.01                        5.42
 67             6.38                 6.15                        5.49
 68             6.57                 6.29                        5.55
 69             6.76                 6.45                        5.60
 70             6.98                 6.61                        5.66
 71             7.21                 6.78                        5.71
 72             7.46                 6.95                        5.75
 73             7.73                 7.13                        5.79
 74             8.02                 7.31                        5.83
 75             8.33                 7.50                        5.86


                                  OPTION C
                                    JOINT ANNUITANT AGE
------------------------------------------------------------------------
                      50          55         60         65        70
ANNUITANT AGE
          50         4.14        4.24       4.33       4.40      4.45
          55         4.24        4.38       4.52       4.63      4.72
          60         4.33        4.52       4.71       4.89      5.05
          65         4.40        4.63       4.89       5.15      5.41
          70         4.45        4.72       5.05       5.41      5.78

            FLEXIBLE PREMIUM DEFERRED COMBINATION VARIABLE AND FIXED
                  ANNUITY -- NON-PARTICIPATING. NO DIVIDENDS.






















                                 FIRST FORTIS LIFE
                                 INSURANCE COMPANY


             308 Maltbie Street, Suite 200, Syracuse, New York 13204
                                 1-800-745-8248

                      FIRST FORTIS LIFE INSURANCE COMPANY

                        SYSTEMATIC TRANSFER ENDORSEMENT

This Endorsement is a part of the contract to which it is attached.

This Endorsement adds a Systematic Transfer Option to the contract which allows You to automatically transfer amounts from one selected subaccount (from among those being allowed by Us under this option at such time) to one or more Subaccounts on a periodic basis.

This option applies only if elected by You as described below, Your election of this option will have no affect on benefits provided by the contract, other than as specifically provided herein. The terms defined in the contract and in any other endorsement attached to the contract will have the same meaning when used in this Endorsement.

ELECTION OF SYSTEMATIC TRANSFER OPTION -- Upon written notice to Us before the annuity commencement date, in the form and manner provided by Us, You may elect to automatically transfer amounts from one selected Subaccount (from among those allowed by us at such time), or from the fixed account if the fixed account for the contract to which this Endorsement is attached is not subject to a market value adjustment, to one or more Subaccounts on a monthly, quarterly, semi-annual, or annual basis, subject to the provisions of this Endorsement.

TRANSFER ALLOCATION -- Your written request for this option must specify: (a) the Subaccount(s), or the fixed account if applicable, from which the transfers are to be made; (b) the dollar amount of each monthly transfer, subject to the minimum and maximum transfer amount described below; and (c) the Subaccount(s) to receive the transferred amounts.

MINIMUM CONTRACT VALUE -- The contract value must be at least $5,000 at the time of Your written election and of the first automatic transfer made under this option. We reserve the right to increase this amount, if You have not yet elected this option, by advanced written notice to You.

MINIMUM AND MAXIMUM TRANSFER AMOUNT -- The minimum amount that can be transferred from a selected Subaccount, or fixed account if applicable, is $50, or $100 if the contract to which this Endorsement is attached has a fixed account which is subject to a market value adjustment. If the transfer is from the fixed account of a contract which does not provide for a market value adjustment and the transfer is being made on a monthly basis, the maximum amount of the monthly transfer is 1/36 of the premium payments which have been allocated to the fixed account. These minimum amounts may be increased by Us, or these maximum amounts may be decreased by Us, if You have not yet elected this option, upon advance written notice to You, provided that any such changes shall not violate limits otherwise imposed under the terms of the contract to which this Endorsement is attached.

COMMENCEMENT OF SYSTEMATIC TRANSFER -- Transfers under this option will commence as follows. Where this option is elected at the time that the contract is applied for, the first transfer will be made on the monthly, quarterly, semi-annual, or annual (dependent upon the frequency elected by You) anniversary date of the contract issue date. Subsequent transfers will be made on the monthly, quarterly, semi-annual, or annual anniversary date thereafter.

Where this option is elected after the contract is issued, the first transfer will be made on the monthly, quarterly, semi-annual, or annual (dependent upon the frequency elected by You) anniversary date of the date upon which We receive the written notice of Your election of this option in good form.

If any systematic transfer date is not a Valuation Date, the systematic transfer for that date will occur on the next following Valuation Date.

We reserve the right, upon advance written notice to You, to change the day of the month on which transfers commence and/or are made under this option.

Transfers under this option will be in addition to any other transfer You may make in accordance with the terms of the transfer provisions of the contract. Contrary conditions outlined under the transfer provisions of the contract will be waived only for transfers made under this option.

TERMINATION OF SYSTEMATIC TRANSFER OPTION -- Systematic Transfers will continue in effect unless terminated due to the occurrence of one of the following events:

(a) the transfer amount has depleted the value of the selected Subaccount or fixed account from which such transfers are made; or

(b) the contract is annuitized, surrendered or otherwise distributed as a result of the death of You or the Annuitant; or

(c)  You give us a written request to discontinue this option.


        /s/ [ILLEGIBLE]                /s/ Robert B. Pollock
            SECRETARY                        PRESIDENT

                      FIRST FORTIS LIFE INSURANCE COMPANY

                  AUTOMATIC PORTFOLIO REBALANCING ENDORSEMENT

This Endorsement is a part of the contract to which it is attached.

This Endorsement adds an automatic portfolio rebalancing option to the contract which allows You to automatically transfer amounts on a periodic basis among the Subaccounts, and the fixed account if the fixed account for the contract to which this Endorsement is attached is not subject to a market value adjustment, to maintain the allocation which You have selected.

This option applies only if elected by You as described below. Your election of this option will have no affect on benefits provided by the contract, other than as specifically provided herein. The terms defined in the contract and in any other endorsement attached to the contract will have the same meaning when used in this Endorsement.

ELECTION OF AUTOMATIC PORTFOLIO REBALANCING OPTION -- Upon written notice to Us before the annuity commencement date, in the form and manner provided by Us, You may elect to automatically transfer amounts among the Subaccounts, and the fixed account if the fixed account for the contract to which this Endorsement is attached is not subject to a market value adjustment, such that the values in each account selected by You will, on the reallocation date, be equal to that percentage of the total contract value which You have selected. The automatic reallocations may be made on a quarterly, semi-annual, or annual basis, as selected by You.

Your written request of this option must specify: (a) the frequency of the reallocations, and (b) the accounts to which allocations are desired and the percentage of Your total account value to be allocated to each account selected.

MINIMUM CONTRACT VALUE -- The contract value must be at least $10,000 at the time of Your written election and of the first automatic rebalancing made under this option. We reserve the right to increase this amount, if You have not yet elected this option, by advanced written notice to You.

COMMENCEMENT OF AUTOMATIC REBALANCING -- Automatic rebalancing under this option will commence as follows. If You have selected quarterly rebalancing, the rebalancing will occur on March 31, June 30, September 30 and December
31. If You have selected semi-annual rebalancing, the rebalancing will occur on June 30 and December 31. If You have selected annual rebalancing, the rebalancing will occur on December 31. If this option is elected at the time that the contract is applied for, the first rebalancing will occur on the first rebalancing date after the contract issue date. If You elect this option after the contract is issued, the first rebalancing will occur on the first rebalancing date after We receive the written notice of Your election of this option in good form. If any rebalancing date is not a Valuation Date, the automatic rebalancing for that date will occur on the next following Valuation Date.

We reserve the right, upon advance notice to You, to change the day of the month on which automatic rebalancing commences and/or subsequently occurs under this option.

Transfers under this option will be in addition to any other transfer You may make in accordance with the terms of the transfer provisions of the contract. Contrary conditions outlined under the transfer provisions of the contract will be waived only for transfers made under this option.

TERMINATION OF AUTOMATIC PORTFOLIO REBALANCING OPTION -- The automatic portfolio balancing will continue in effect unless terminated due to the occurrence of one of the following events:

(1) the contract is annuitized, surrendered or otherwise distributed as a result of the death of You or the Annuitant; or

(2)  You give us a written request to discontinue this option.


        /s/ [ILLEGIBLE]                /s/ Robert B. Pollock
            SECRETARY                        PRESIDENT

                      FIRST FORTIS LIFE INSURANCE COMPANY

                     ANNUITY COMMENCEMENT DATE ENDORSEMENT

The last sentence of the first paragraph under the subsection entitled Annuity Commencement Date under the section of the Contract entitled PAYMENT OF BENEFITS is hereby deleted and replaced by the following:

     The Annuity Commencement Date cannot be later than the Annuitant's 90th birthday.

Signed for the Company at the Home Office in Syracuse, New York, to take effect on the Contract Date.

       /s/  [ILLEGIBLE]                /s/ Robert B. Pollock
            SECRETARY                        PRESIDENT

                      FIRST FORTIS LIFE INSURANCE COMPANY

                    SYSTEMATIC WITHDRAWAL OPTION ENDORSEMENT

This Endorsement is part of the contract to which it is attached.

This Endorsement adds a Systematic Withdrawal Option to the contract which allows You to automatically withdraw amounts from one or more Subaccounts, or the fixed account if the fixed account for the contract to which this Endorsement is attached is not subject to a market value adjustment, on a periodic basis.

This option applies only if elected by You as described below. Your election of this option will have no affect on other rights and benefits provided by the contract except as set forth herein. The terms defined in the contract and in any other endorsement attached to the contract will have the same meaning when used in this Endorsement.

ELECTION OF SYSTEMATIC WITHDRAWAL OPTION -- Upon written notice to Us before the annuity commencement date, in the form and manner provided by Us, You may elect to automatically withdraw amounts from one or more Subaccounts, or from the fixed account if the fixed account for the contract to which this Endorsement is attached is not subject to a market value adjustment, on a monthly, quarterly, semi-annual, or annual basis, subject to any withdrawal limitations imposed under any applicable Federal or State law, rules or regulations and further subject to the provisions of this Endorsement.

FUND ALLOCATION -- All systematic withdrawals will be taken from the Subaccounts, or the fixed account if applicable, selected by You based on the percentage allocations specified by You.

MINIMUM CONTRACT VALUE -- There is no required minimum contract value at the time of Your written election. However, We reserve the right to impose or increase the minimum amount, if You have not yet elected this option, by advanced written notice to You.

SYSTEMATIC WITHDRAWAL AMOUNT -- The minimum amount of each systematic withdrawal may not be less than $50, or $100 if the contract to which this Endorsement is attached has a fixed account which is subject to a market value adjustment. The minimum amounts may be increased by Us, if You have not yet elected this option, upon advance written notice to You, provided that any such changes shall not violate limits otherwise imposed under the terms of the contract to which this Endorsement is attached.

COMMENCEMENT OF SYSTEMATIC WITHDRAWALS -- Systematic withdrawals will commence as follows. Where this option is elected at the time that the contract is applied for, the first withdrawal will be made on the monthly, quarterly, semi-annual, or annual (dependent upon the frequency elected by You) anniversary date of the contract issue date. Subsequent withdrawals will be made on the monthly, quarterly, semi-annual, or annual anniversary date thereafter.

Where this option is elected after the contract is issued, the first withdrawal will be made on the monthly, quarterly, semi-annual, or annual (dependent upon the frequency elected by You) anniversary date of the date upon which We receive the written notice of Your election of this option in good form.

If any systematic withdrawal date is not a Valuation Date, the systematic withdrawal for that date will occur on the next following Valuation Date.

We reserve the right, upon advance written notice to You, to change the day of the month on which withdrawals commence and/or are made under this option.

Systematic withdrawals will be subject to any withdrawal or surrender charges imposed by the contract.

TERMINATION OF SYSTEMATIC WITHDRAWALS -- The Systematic Withdrawal Option will continue in effect unless terminated due to the occurrence of one of the following events:

(1) the withdrawal amount has depleted the value of the selected Subaccount or fixed account from which such withdrawals are made; or

(2) the contract is annuitized, surrendered or otherwise distributed as a result of the death of You or the Annuitant; or

(3)  You give us a written request to discontinue this option.


      /s/   [ILLEGIBLE]                /s/ Robert B. Pollock
            SECRETARY                        PRESIDENT